04004143

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
State Farm VP Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three State Farm Plaza, N1
(No. and Street)

Bloomington	Illinois	61791-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Grizzle (309) 766-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	Illinois	60606-2807
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 26 2004 WASH. D.C. SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 25 2004 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Grimes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Farm VP Management Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KAREN A. HAGE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 07/20/05

Signature

Vice President & Secretary
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Farm VP Management Corp.

(A wholly-owned subsidiary of State Farm
Mutual Automobile Insurance Company)

Financial Statements and
Supplemental Schedule
December 31, 2003

Page(s)

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-10

Supplemental Schedule

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 11

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
State Farm VP Management Corp.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of State Farm VP Management Corp. (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company and, as disclosed in the financial statement, has extensive transactions and relationships with State Farm Mutual Automobile Insurance Company and its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2004

State Farm VP Management Corp.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 44,807,911
Receivable from Life variable products affiliates	2,039,419
Receivables from other affiliates and associated partnership	2,945,818
Deferred tax asset - federal income taxes	6,471,965
Deferred tax asset - state income taxes	1,213,427
Other assets	5,148,656
Total assets	$ 62,627,196
Liabilities and Stockholder's Equity	
Liabilities	
Payable to Parent, net	$ 1,631,173
Payable to Life variable products affiliates	2,039,419
Payable to other affiliates and associated partnership	1,807,572
Total liabilities	5,478,164
Stockholder's equity	
Common stock, $1 par value; 20,000 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid-in capital	119,190,000
Accumulated deficit	(62,050,968)
Total stockholder's equity	57,149,032
Total liabilities and stockholder's equity	$ 62,627,196

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Operations
Year Ended December 31, 2003

Revenue	
Commissions	
Retail funds	$ 9,901,680
Variable Products funds	9,647,164
Phoenix Home Life	7,296,508
AIM	652,064
State Farm Bank	32,275
12b-1 fees	3,601,027
Dividend income	158,747
Total revenue	31,289,465
Expenses	
Commissions	
Retail funds	8,048,326
Variable Products funds	7,756,190
Phoenix Home Life	3,338,339
AIM	326,306
State Farm Bank	32,275
Administrative expense - Insurance Placement Services, Inc.	2,286,409
Agency incentives and bonuses - Retail funds	11,163,790
Agency incentives and bonuses - Variable Products funds	1,890,974
Agency incentives and bonuses - Phoenix Home Life	1,671,760
Department salaries and benefits	3,468,429
Other support functions, allocated salaries, benefits, and other expenses	14,825,752
Other allocated shared company expenses	2,024,477
Advertising and marketing	1,746,709
General and administrative	1,355,640
Systems support and maintenance	1,777,748
Office equipment and rent	639,237
Regulatory fees	1,944,484
Consulting fees	678,796
Total expenses	64,975,641
Loss before income taxes	(33,686,176)
Income tax benefit	12,171,620
Net loss	$ (21,514,556)

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2002	$ 10,000	$ 79,190,000	$ (40,536,412)	$ 38,663,588
Capital contribution from Parent	-	40,000,000	-	40,000,000
Net loss	-	-	(21,514,556)	(21,514,556)
Balance at December 31, 2003	$ 10,000	$ 119,190,000	$ (62,050,968)	$ 57,149,032

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities	
Net loss	$ (21,514,556)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase in receivables from affiliates and associated partnership	(3,821,269)
Decrease in deferred tax assets - federal and state income taxes	1,727,763
Increase in other assets	(3,259,417)
Decrease in payables to Parent, affiliates and associated partnership	(1,485,157)
Net cash used in operating activities	(28,352,636)
Cash flows from financing activities	
Proceeds from capital contribution from Parent	40,000,000
Net cash provided by financing activities	40,000,000
Net increase in cash and cash equivalents	11,647,364
Cash and cash equivalents	
Beginning of year	33,160,547
End of year	$ 44,807,911

The accompanying notes are an integral part of these financial statements.

1. General Information

State Farm VP Management Corp. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company ("SFMAIC" or "Parent"). The Company was formed for the purpose of underwriting and distributing certain securities products for SFMAIC and other affiliates. The Company sells and services its variable annuity and variable life products only through an independent contractor agency force of its affiliates State Farm Life Insurance Company ("SFL") and State Farm Life and Accident Assurance Company ("SFLAAC"), which are wholly-owned subsidiaries of SFMAIC.

The Company also sells retail mutual funds to the general public. The 15 mutual funds offered through the State Farm Retail Mutual Fund Trust ("SFMFT") are: State Farm Equity Fund, State Farm Small Cap equity Fund, State Farm International Equity Fund, State Farm S&P 500 Index Fund, State Farm Small Cap Index Fund, State Farm International Index Fund, State Farm Equity and Bond Fund, State Farm Bond Fund, State Farm Tax Advantaged Bond Fund, State Farm Money Market Fund, State Farm LifePath® Income Fund, State Farm LifePath 2010® Fund, State Farm LifePath 2020® Fund, State Farm LifePath 2030® Fund and State Farm LifePath 2040® Fund.

To fund ongoing operations, the Company received additional capital contributions of $40,000,000 from SFMAIC during 2003. The Company anticipates receiving additional capital contributions from SFMAIC while the Company remains in a net operating loss position. This capital contribution is subject to the discretion of SFMAIC's Board of Directors.

The Company has a sales agreement with Phoenix Home Life Mutual Insurance Company ("Phoenix Home Life") and Insurance Placement Services, Inc. ("IPSI") to sell Phoenix Home Life variable annuities and variable life products to sophisticated investors. IPSI, a wholly owned subsidiary of SFMAIC, is an affiliate of the Company who provides administrative services for the variable annuity and life products.

In May 2003, the Company began offering The State Farm College Savings Plan (the "Plan"). The Plan is sponsored by the State of Nebraska and administered by the Nebraska State Treasurer. The Plan is established in cooperation with the Company, AIM Distributors, Inc. and the State of Nebraska, pursuant to which the Company offers classes of shares in a series of accounts within the Nebraska Educational Savings Plan Trust (the "Trust") that are managed and distributed by AIM Capital Management, Inc. ("AIM") and its affiliates. The Trust offers other accounts that are not affiliated with the Plan.

2. Significant Accounting Policies

a. Cash and cash equivalents are invested in a money market mutual fund and are considered to approximate their respective carrying values due to their short-term nature and generally negligible credit losses.

b. The fair value of assets and liabilities are considered to approximate their respective carrying values due to their short-term nature.

c. Commission income is recognized when earned and related expenses are expensed when incurred on variable annuity and life insurance sales and mutual fund sales. The retail mutual funds are sold with a load. This represents commission income to the Company, a significant portion of which is paid to the registered representative within the independent contractor agency force with the remaining retained by the Company. Under the sales and servicing agreement with IPSI, commission income on the Phoenix Home Life products is paid to the registered representative within the independent contractor agency force, with the remaining remitted to IPSI as an administrative expense generating a zero net income effect in the Company's Statement of Operations. Under the sales and servicing agreement with the Life variable products affiliates, commission income on the variable annuity and variable life products is paid to the registered representative within the independent contractor agency force generating a zero net income effect in the Company's Statement of Operations. Dividend income is recorded as income on the ex-dividend date.

   Commission income on State Farm Bank CDs in the State of Ohio is paid to the registered representatives within the independent contractor agency force, generating a zero net income effect in the Company's Statement of Operations.

   Under the selling agent agreement with AIM, commission income on AIM 529 Plan products is paid to the registered representatives within the independent contractor agency force with the remaining remitted to the Company as commission fee income.

d. The Company recognizes other income for the 12b-1 distribution fees on the shares in the retail mutual funds. Shares are charged fees at an annual percentage rate of the average daily net assets to compensate the Company for certain distribution and shareholder servicing expenses.

e. The Company joins with its parent in the filing of a consolidated Federal income tax return. The Company files state income tax returns in 45 states. In five of those states, the Company is required to join affiliated companies in a combined/consolidated filing. Intercompany Federal income tax balances are settled as follows: 1) intercompany federal income tax receivable or payable that is related to the current year is settled within ninety (90) days of recognition; 2) any refund of prior year Federal income tax is settled within sixty (60) days of receipt of the refund by the Parent; and 3) any payment of prior year Federal income tax is settled within sixty (60) days of payment by the Parent.

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" (SFAS 109). Accordingly, the Company determines its Federal, and some of the state, income tax account balances by applying the guidance contained in paragraph 40. Under this guidance, the Company records tax accounts as determined under a method of allocation. The method of allocation for the current tax accounts, including deferred tax assets related to tax credit or loss carryovers (tax attributes), is based upon the Company's contribution to the consolidated tax liability, with current credit for losses. The method of allocation for the deferred tax accounts, excluding tax attributes but including any required valuation allowance, is based on the Company's contribution to the consolidated temporary difference for each item giving rise to a deferred tax asset or liability. For the 40 states where the Company files separate tax returns, tax account balances, including the assessment of the realizability of deferred tax assets, are determined on a separate company basis.

The Company has not recorded a valuation allowance for the states of Illinois and Florida where the Company files a return with some of the State Farm affiliates. The Florida net operating losses expire during the period 2021 through 2023 and the Illinois net operating losses begin to expire in 2015. The Company has recorded a valuation allowance for the full amount of the net operating loss carryforward of $3,685,798 for the remaining forty-three states. The Company is projecting that it will not generate sufficient income within a reasonable amount of time to fully absorb the loss carryforwards before they expire.

f. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

3. Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this Rule. The Company operates under the basic method, which requires minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2003, the Company had net capital of $42,726,907 which was $42,361,697 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital is 0.13 to 1, which is in excess of the minimum requirement at December 31, 2003.

4. Income Taxes

Components of the provision for income tax benefits are as follows:

Current income tax benefit	
Federal	$ 13,899,383
State	-
	13,899,383
Deferred income tax (expense) benefit	
Federal	(2,220,115)
State	492,352
	(1,727,763)
Total income tax benefit	$ 12,171,620

Federal and state deferred income tax assets and liabilities allocated under the prescribed methodology are as follows:

Deferred tax assets	
Agency deferred compensation	$ 3,695,050
Net operating losses carried forward for state income taxes, net of valuation allowance of $3,685,798	708,176
AMT credits carried forward for federal income taxes	3,282,166
Total deferred tax assets	$ 7,685,392

A reconciliation of the provision for income taxes computed at the statutory rates compared to the actual provision for income taxes is as follows:

	Amount	**%**
Federal income tax benefit at statutory rate	$ 11,790,162	35 %
Increase resulting from		
State income taxes	111,027	0.3 %
IRS audit adjustments	149,767	0.4 %
Other	120,664	0.3 %
Income tax benefit	$ 12,171,620	36.0 %

5. Transactions with Affiliates and Associated Partnership

At December 31, 2003, the Company had amounts due to/from SFMAIC, affiliates and an associated partnership for commissions, agents' incentives, income taxes and general expenses surrounding the sales of variable annuity and variable products and retail mutual fund products. The cost of Financial Service Product Associates ("FSPA"), Field Compliance Coordinators ("FCC"), Internal Sales Support ("ISS") and Financial Services Shared Resources ("FSSR") are also included in these expenses. The FSPAs provide training to agents on the sale of financial products and the FCCs perform reviews of agents's work products and procedures to ensure regulatory compliance. ISS assists agents with questions related to the sale of the retail mutual funds. FSSR provides communications to shareowners and overall product strategies for the retail mutual funds.

All expenses, excluding regulatory fees and commissions paid to AIM, appearing within the accompanying Statement of Operations are allocated from SFMAIC or other affiliates. The Company, SFMAIC, SFL and State Farm Indemnity Company ("SFIC") are parties to a servicing agreement whereby SFMAIC, SFL and SFIC provide certain services and office space to the Company. The Company and these affiliates share certain administrative, occupancy, advertising and marketing expenses. The allocation of these expenses is determined through usage studies and is included in the accompanying Statement of Operations. The payable to Parent included in the accompanying Statement of Financial Condition represents expense allocations net of reimbursement to the Company for the use of its NOL. The amounts due/to from SFMAIC, affiliates and an associated partnership settle monthly except for the payable to Parent for the agents' incentives and bonuses that is settled once per year.

6. Securities and Exchange Commission Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(1). Accordingly, the Company is not required to submit a computation for the determination of reserve requirements or information relating to possession or control requirements.

SUPPLEMENTAL SCHEDULE

State Farm VP Management Corp.
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Total stockholder's equity	$ 57,149,032
Deductions and/or charges	
Nonallowable assets	
Receivable from affiliate	1,144,239
Deferred tax asset - federal income taxes	6,471,965
Deferred tax asset - state income taxes, net	1,213,427
Other assets	4,696,336
Total deductions and/or charges	13,525,967
Net capital before haircuts on securities positions	43,623,065
Haircuts on securities	
Trading and investment securities	
Other securities	896,158
Net capital	$ 42,726,907
Aggregate indebtedness	
Items included in statement of financial condition	
Payables to affiliates and associated partnership	$ 5,478,164
Total aggregate indebtedness	$ 5,478,164
Computation of basic net capital requirements	
Minimum net capital requirement	$ 365,210
Excess net capital	$ 42,361,697
Excess net capital at 1000%	$ 42,179,090
Ratio: Aggregate indebtedness to net capital	0.13 to 1

There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2003.